HIVE BLOCKCHAIN TECHNOLOGIES LTD.

(the "Company")

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 20, 2022

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of the Company, which was held on December 20, 2022 in Vancouver, British Columbia.

Each of the matters is described in greater detail in the Company's Management Information Circular dated November 10, 2022.

	Matter Voted Upon and Brief Description Thereof	Outcome of Vote
1.	Election of Directors
In respect of the election of the five director nominees proposed by management to hold office until the next annual meeting of the shareholders of the Company:

	Frank Holmes	Elected
	Ian Mann	Elected
	Susan McGee	Elected
	Marcus New	Elected
	Dave Perrill	Elected
2.	Appointment of Auditors	Approved
In respect of the re-appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditors of the Company until the close of the next annual meeting and authorizing the directors of the Company to fix their renumeration
3.	Re-Approval of Stock Option Plan
	In respect of the re-approval by ordinary resolution of the Company's incentive stock option plan, as amended, for the ensuing year	Approved

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

/s/ "Frank Holmes"
Frank Holmes
Executive Chairman